EXHIBIT 99.3

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Security Class          Multiple Voting

Holder Account Number

Form of Proxy – Annual to be held on May 5, 2005

Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS
We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

•	You can enrol to receive future securityholder communications electronically by visiting www.computershare.com – click “Investors” and then “Electronic Shareholder Communications”.

You will need to provide your HOLDER ACCOUNT NUMBER listed below.

HOLDER ACCOUNT NUMBER

Proxies submitted must be received by 5:00 p.m., EST, on Monday, May 2, 2005.

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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Extendicare hereby appoints:
David J. Hennigar, Chairman, or failing him H. Michael Burns, Deputy Chairman, or failing him Mel Rhinelander, President and Chief Executive Officer
	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Extendicare to be held at The Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario on Thursday, May 5, 2005 at 4:00 p.m. and at any adjournment thereof.

1. Election of Directors
The proposed nominees named in the accompanying Management Proxy Circular are:
1. Derek H.L. Buntain;    2. H. Michael Burns;     3. Malen S. Ng;     4.Michael J.L. Kirby;     5. Alvin G. Libin; and     6. Charles H. Roadman II, MD

VOTE FOR all nominees listed above (excepted as marked to the contrary* – see INSTRUCTION):	*INSTRUCTION: to withhold authority for any individual nominee(s) mark in this box the number(s) for the name(s) from the list above (and mark VOTE FOR above for the others)

WITHHOLD my vote from all nominees listed above:

2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Audit Committee to fix their remuneration.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this said Proxy will be voted as recommended by management.

Date

Financial Statements Request	Interim Financial Reports	Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive interim financial reports by mail.	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

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